SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For September 2009
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of September 2009, incorporated by reference herein:
Exhibit
99.1 Release dated September 14, 2009, entitled “DRDGOLD WITHDRAW ITS COMPLAINT
AGAINST ARCELORMITTAL SOUTH AFRICA LIMITED.
99.2 Release dated September 14, 2009, entitled “DRDGOLD SETTLES WITH UASA, NUM
GIVES NOTICE OF LABOUR ACTION”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: September 14, 2009
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE trading symbol: DRD
ISIN: ZAE 000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
(“DRDGOLD” or “the company”)
DRDGOLD withdraws its complaint against ArcelorMittal South Africa Limited
DRDGOLD and Harmony Gold Mining Company Limited (“Harmony”) announced today that they have withdrawn their excessive pricing complaint against ArcelorMittal South Africa Limited
(“ArcelorMittal”).
The complaint was initially lodged with the Competition Commission in 2002, with the substance of the complaint being that ArcelorMittal (or ISCOR as it was then known) abused its dominant position in the South African flat steel market by charging excessive prices, to the detriment of consumers, in contravention of section 8(a) of the Competition Act, 1998.
DRDGOLD and Harmony withdrew their complaint, which remained unresolved after several years of litigation, following the conclusion of a settlement agreement with ArcelorMittal. The terms of the settlement agreement are confidential and will not be made public. The settlement agreement reached will permit the gold miners to focus their energies and resources on their core businesses, and represents a satisfactory outcome to the matter for them.
Randburg
14 September 2009
Sponsor
QuestCo Sponsors (Pty) Limited

Exhibit 99.2
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE trading symbol: DRD
ISIN: ZAE 000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
(“DRDGOLD” or “the company”)
DRDGOLD SETTLES WITH UASA, NUM GIVES NOTICE OF LABOUR ACTION
Blyvooruitzicht Gold Mining Company Limited (“Blyvoor”), East Rand Proprietary Mines Limited
(“ERPM”) and Crown Gold Recoveries (Pty) Limited (“Crown”), all subsidiaries of the
DRDGOLD group, have signed a two-year wage settlement with the United Association of South
Africa (“UASA”).
In terms of the settlement, employees in the UASA recognition unit at Blyvoor will receive a 6.5%
increase, at Crown a 6% increase and at ERPM a 4% increase. The Blyvoor increase is backdated to 1 July 2009. The Crown and ERPM increases are with effect from 1 October 2009.
In addition, employees in the UASA recognition unit are eligible for a gold price/profit linked incentive scheme, in terms of which their overall increases can rise to a total of 15%.
The National Union of Mineworkers (“NUM”) has been granted strike certificates in respect of the three operations and strike action is scheduled to begin at the start of the night shift tomorrow
(Tuesday, 15 September 2009).
The NUM has rejected the company’s offer of a 7% increase for lowest-category employees at
Blyvoor and 6.5% for the balance, a 6.0% across-the-board increase at Crown and a 4% across-the-
board increase at ERPM. The NUM also rejected the gold price/profit linked incentive scheme.
Randburg
14 September 2009
Sponsor
QuestCo Sponsors (Pty) Limited